Exhibit 2.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Icon Energy Corp. (the “Company”, “we”, “us” and “our”) has the following classes of securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	common stock, par value $0.001 per share (“Common Shares”), including preferred stock purchase rights for each outstanding Common Share registered.

Our authorized capital stock consists of 750,000,000 Common Shares, par value $0.001 per share, and 250,000,000 preferred shares with par value of $0.001, of which 1,500,000 shares have been designated as Series A Cumulative Convertible Perpetual Preferred Shares (the “Series A Preferred Shares”), 1,500,000 shares have been designated Series B Perpetual Preferred Shares (the “Series B Preferred Shares”), and 1,500,000 have been designated as Series C Participating Preferred Shares, (the “Series C Participating Preferred Shares”). Our Board of Directors (the “Board of Directors” or the “Board”) has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.

The following description sets forth certain material terms and provisions of the Company’s capital stock. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Company’s Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), as amended, and the Amended and Restated Bylaws (the “Bylaws”), each of which is filed as an exhibit to the annual report on Form 20-F of which this exhibit is a part (the “Annual Report”). We encourage you to refer to our Articles of Incorporation and Bylaws for additional information.

Capitalized terms used but not defined herein have the meanings given to them in the Annual Report.

Description of Common Shares

Holders of our Common Shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our Common Shares are subject to the rights of the holders of any preferred shares that we may issue in the future.

Voting Rights. Each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders. Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Articles of Incorporation and Bylaws prohibit cumulative voting in the election of directors.

Dividend Rights. Subject to preferences that may be applicable to any outstanding preferred shares, holders of Common Shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends.

Liquidation Rights. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our Common Shares will be entitled to receive pro rata our remaining assets available for distribution.

Limitations on Ownership. Our Articles of Incorporation and Bylaws do not impose any limitations on the ownership rights of our shareholders.

Description of Series A Cumulative Convertible Perpetual Preferred Shares.

The following description of the characteristics of the Series A Preferred Shares is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation, as amended and restated, in respect of the Series A Preferred Shares which is filed as Exhibit 1.3 to the Annual Report and is incorporated herein by reference. Capitalized terms that are not defined below shall have the meaning ascribed to such terms in the Statement of Designation, as amended and restated, in respect of the Series A Preferred Shares.

The Series A Preferred Shares have a stated amount of $1,000 per share and the following characteristics:

Ranking. The Series A Preferred Shares rank, with respect to dividend distributions and distributions upon our liquidation, dissolution or winding up of our affairs (whether voluntary or involuntary), sale of substantially all of our assets, property or business, or a change of control of us (each, a “Liquidation Event”), (i) senior to our Common Shares, our Series B Preferred Shares, our Series C Participating Preferred Shares and to any other class or series of our stock that may be established in the future that is not expressly stated to be on parity with or senior to the Series A Preferred Shares in the payment of dividends and the distribution of assets upon a Liquidation Event (together with our Common Shares, the “Junior Stock”), (ii) on parity with any class or series of capital stock that may be established in the future that is expressly stated to be on parity with the Series A Preferred Shares with respect to the payment of dividends and the distribution of assets upon a Liquidation Event, and (iii) junior to any class or series of capital stock that may be established in the future that is expressly stated to rank senior to the Series A Preferred Shares with respect to the payment of dividends and the distribution of assets upon a Liquidation Event, and to all existing and future indebtedness and other liabilities, including trade payable and other non-equity claims on us.

Conversion Rights. Each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing July 16, 2025 and until July 15, 2032, to convert all (but not a portion), of the Series A Preferred Shares beneficially held by such holder into our Common Shares at the conversion rate then in effect. Each Series A Preferred Share is convertible into the number of our Common Shares equal to the quotient of the aggregate stated amount of the Series A Preferred Shares converted plus any accrued and unpaid dividends divided by the lower of (i) $1,200 per Common Share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination) (the “Pre-Determined Price”) (such price adjusted for the reverse stock splits effected on April 1, 2025 and January 8, 2026) and (ii) the VWAP of our Common Shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The Pre-Determined Price is also subject to adjustments in the event of an issuance of equity securities at a deemed price per share lower than the Pre-Determined Price then in effect. In such event, the Pre-Determined Price shall be reduced to an amount equal to the effective price of such issuance of equity securities. The holder of the Series A Preferred Shares has deemed any shares sold under the January 2025 Offering, SEPA and ATM Agreement to be “Excluded Shares” as defined in the terms of the Series A Preferred Shares and, therefore, all potential adjustments to the Pre-Determined Price as a result of the sale and issuance of Common Shares, including upon exercise of warrants, pursuant to the January 2025 Offering, SEPA and ATM Agreement, have been waived.

Voting Rights. So long as any Series A Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the Series A Preferred Shares at the time outstanding, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the holders of the Series A Preferred Shares so as to affect them adversely; (ii) the issuance of dividend parity stock if the accrued dividends on all outstanding Series A Preferred Shares through and including the most recently completed dividend period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of our Articles of Incorporation to authorize or create, or increase the authorized amount of, any senior stock; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series A Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series A Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to the Company is not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series A Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series A Preferred Shares immediately prior to such consummation, taken as a whole. The foregoing voting rights do not apply in connection with the creation or issuance of Series C Participating Preferred Shares of the Company substantially in the form approved by the Board pursuant to the Rights Agreement (as defined below).

Dividends. Dividends on our Series A Preferred Shares are cumulative and accrue, whether or not declared by our Board of Directors, however, such dividends are payable only when, as, and if declared by our Board of Directors. Dividends on our Series A Preferred Shares, to the extent declared, shall be paid biannually, on each June 30 and December 31, payable in cash or in kind (in the form of additional Series A Preferred Shares) or in a combination thereof, at our option, accruing at the applicable dividend rate per annum on the stated amount per Series A Preferred Share and on any unpaid accrued dividends. In each event of non-payment or payment in kind, the dividend rate then in effect shall increase by a factor of 1.33 (“Non-payment Rate Adjustment”) or 1.30 (“PIK Rate Adjustment”), respectively, from the day of such event onwards. On the day a previous non-payment is rectified by payment in cash, the relevant Non-payment Rate Adjustment will cease to apply. If a previous non-payment is rectified by payment in kind, the relevant Non-payment Rate Adjustment will cease to apply and the PIK Rate Adjustment will be permanently applied instead. Partial non-payments, payments in kind or rectifications of previous non-payments, will be treated proportionally.

The holders of Series A Preferred Shares also have the right to participate, on an as-converted basis, in certain non-recurring dividends and distributions declared or made on our Common Shares. No cash dividend may be paid to holders of our Common Shares unless full cumulative dividends have been, or contemporaneously are being, paid or provided for on all outstanding Series A Preferred Shares for all prior and then-ending dividend periods.

Maturity/Redemption. The Series A Preferred Shares are perpetual, non-redeemable and have no maturity date.

Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution, winding up of the Company or other Liquidation Event, whether voluntary or involuntary, the Series A Preferred Shares shall have a liquidation preference of $1,000 per share (plus accrued dividends to the date fixed for payment of such amount (whether or not declared), and no more). A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the outstanding Series A Preferred Shares and all liquidation parity stock are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the holders of Series A Preferred Shares, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Series A Preferred Shares and all holders of liquidation preference parity stock, our remaining assets and funds will be distributed among the holders of the Common Shares and any other Junior Stock then outstanding according to their respective rights.

No Preemptive Rights; No Sinking Fund. The holders of Series A Preferred Shares do not have any preemptive rights. The Series A Preferred Shares will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

Description of Series B Perpetual Preferred Shares.

The following description of the characteristics of the Series B Preferred Shares is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation in respect of the Series B Preferred Shares, which is filed as Exhibit 1.4 to the Annual Report and is incorporated herein by reference.

The Series B Preferred Shares have the following characteristics:

Conversion Rights. The Series B Preferred Shares are not convertible into our Common Shares.

Voting Rights. Each Series B Preferred Share has the voting power of 1,000 Common Shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders, subject to adjustment to maintain a substantially identical voting interest in the Company following the (i) creation or issuance of a new series of shares of the Company carrying more than one vote per share to be issued to any person other than holders of the Series B Preferred Shares, except for the creation (but not the issuance) of Series C Participating Preferred Shares substantially in the form approved by the Board, without the prior affirmative vote of a majority of votes cast by the holders of the Series B Preferred Shares or (ii) issuance or approval of Common Shares pursuant to and in accordance with the Rights Agreement (as defined below). The holders of Series B Preferred Shares and the holders of Common Shares shall vote together as one class on all matters submitted to a vote of our shareholders, except that the Series B Preferred Shares vote separately as a class on amendments to our Articles of Incorporation that would materially alter or change the powers, preference or special rights of the Series B Preferred Shares.

Distributions. The Series B Preferred Shares have no dividend or distribution rights, other than upon our liquidation, dissolution or winding up, as described below. Also, if we declare or make any dividend or other distribution of voting securities of a subsidiary which we control to the holders of Common Shares by way of a spin off or other similar transaction, then, in each such case, each holder of Series B Preferred Shares shall be entitled to receive preferred shares of the subsidiary whose voting securities are so distributed with at least substantially similar rights, preferences, privileges and voting powers, and limitations and restrictions as those of the Series B Preferred Shares.

Maturity/Redemption. The Series B Preferred Shares are perpetual, non-redeemable and have no maturity date.

Ranking, Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, Series B Preferred Shares shall be entitled to receive a payment on the same terms as, and rank pari-passu with, the Common Shares with respect thereto, up to an amount equal to the par value of $0.001 per share Series B Preferred Share. Holders of shares of this Series will have no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

No Preemptive Rights; No Sinking Fund. Holders of the Series B Preferred Shares do not have any preemptive rights. The Series B Preferred Shares will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

Description of Series C Participating Preferred Shares.

The following description of the characteristics of the Series C Participating Preferred Shares is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation in respect of the Series C Participating Preferred Shares which is filed as Exhibit 1.5 to the Annual Report and is incorporated herein by reference.

When issued, each one one-thousandth of a Series C Participating Preferred Share will, among other things:

•	not be redeemable;

•
entitle holders to dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our Common Shares or a subdivision of our outstanding Common Shares (by reclassification or otherwise), declared on our Common Shares; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.

The value of one one-thousandths of a Series C Participating Preferred Share issued in connection with the Rights Agreement should approximate the value of one Common Share.

 Shareholders’ Rights Agreement.

On July 11, 2024, our Board of Directors declared a dividend of one preferred share purchase right, or a Right, for each outstanding Common Share and adopted a shareholder rights plan, as set forth in the Shareholders Rights Agreement dated as of July 11, 2024 (the “Rights Agreement”), by and between us and Computershare Trust Company, N.A., as rights agent. In connection with the Rights Agreement, we designated 1,500,000 shares as Series C Participating Preferred Shares, none of which are outstanding.

The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group, other than Ismini Panagiotidi or her controlled affiliates, that acquires 10% (15% in the case of a passive institutional investor) or more of the outstanding Common Shares without the approval of the Board of Directors. If a shareholder’s beneficial ownership of our Common Shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, so long as they do not purchase additional shares.

The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board of Directors can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.

 The following description of the Rights Agreement is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which is filed as Exhibit 4.1 to the Annual Report and incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibit.

The Rights. The Rights trade with, and are inseparable from, our Common Shares. The Rights are evidenced only by certificates that represent our Common Shares or book-entry notations that represent our Common Shares. New Rights will accompany any new Common Shares until the Distribution Date described below.

Exercise Price. Each Right allows its holder to purchase from us one one-thousandth of a share of Series C Participating Preferred Share, for $5,000 (as adjusted for the reverse stock splits effected on April 1, 2025 and January 8, 2026) (the “Exercise Price”), once the Rights become exercisable. This portion of a Series C Participating Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one Common Share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights are not exercisable until ten days after the public announcement that a person or group has become an Acquiring Person by obtaining beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of our outstanding Common Shares, provided that none of Ismini Panagiotidi or her controlled affiliates will be considered an Acquiring Person.

Certain synthetic interests in securities created by derivative positions-whether or not such interests are considered to be ownership of the underlying Common Shares or are reportable for purposes of Regulation 13D of the Exchange Act-are treated as beneficial ownership of the number of our Common Shares equivalent to the economic exposure created by the derivative position, to the extent our actual Common Shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 10% (15% in the case of a passive institutional investor) or more of our outstanding Common Shares, the Rights Agreement “grandfathers” their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, our Common Share certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of our Common Shares will constitute a transfer of Rights. After that date, the Rights will separate from our Common Shares and will be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of our Common Shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person

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Flip In. If an Acquiring Person obtains beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of our Common Shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of Common Shares (or, in certain circumstances, cash, property or other securities of ours) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by us, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

•
Flip Over. If, after an Acquiring Person obtains 10% (15% in the case of a passive institutional investor) or more of our Common Shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of Common Shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

•
Notional Shares. Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

•
Redemption. The Board of Directors may redeem the Rights for $0.001 per Right under certain circumstances. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if the Company has a stock dividend or a stock split. The redemption price shall be payable, at our option, in cash, Common Shares or such other form of consideration as the Board of Directors shall determine.

•
Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding Common Shares, the Board may extinguish the Rights by exchanging one Common Share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, we may elect to exchange the Rights for cash or other of our securities having a value approximately equal to one Common Share.

•	Expiration. The Rights expire on the earliest of (i) July 11, 2034; or (ii) the redemption or exchange of the Rights as described above.

•
Anti-Dilution Provisions. The Board may adjust the purchase price of the Series C Participating Preferred Shares, the number of Series C Participating Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Series C Participating Preferred Shares or our Common Shares. No adjustments to the Exercise Price of less than 1% will be made.

•
Amendments. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights for so long as the Rights are redeemable. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person)

•
Taxes. The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

Shareholder Meetings

Under our Bylaws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called at any time by the Chairperson, Chief Executive Officer or President of the Company or a majority of our Board, or by the affirmative vote of the holders of at least one-third of the voting power of the aggregate outstanding voting shares of the Company. Notice of every annual and special meeting of shareholders shall be given at least 15 but not more than 60 days before such meeting to each shareholder of record entitled to vote thereat.

Directors

Our Board of Directors must consist of at least one member, as fixed from time to time by the vote of not less than 66 2/3% of the entire board or by the affirmative vote of not less than 66 2/3% if the voting power of the total number of the outstanding shares of our capital stock entitled to vote. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal, or the earlier termination of his or her term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors, and to members of any committee, for attendance at any meeting or for services rendered to us.

Classified Board. Our Articles of Incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.

Election and Removal. Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Articles of Incorporation prohibit cumulative voting in the election of directors. Our Bylaws require parties other than the Board to give advance written notice of nominations for the election of directors. Our Articles of Incorporation also provide that our directors may only be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent directors.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions and receive payment of the fair value of their shares. In the event of any further amendment of our Articles of Incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of Common Shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Articles of Incorporation and Bylaws

Several provisions of our Articles of Incorporation and Bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control, and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay, or prevent (i) the merger or acquisition of us by means of a tender offer, a proxy contest, or otherwise that a shareholder may consider in its best interest and (ii) the removal of incumbent officers and directors.

Blank check preferred stock. Under the terms of our Articles of Incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to two hundred fifty million (250,000,000) shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay, or prevent a change of control of us or the removal of our management.

Limited actions by shareholders. Our Articles of Incorporation and our Bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders. Our Articles of Incorporation provide that, unless otherwise prescribed by law, special meetings of our shareholders may only be called by our Chairperson, Chief Executive Officer or President, or a majority of our Board, or by the affirmative vote of the holders of at least one-third of the voting power of the aggregate outstanding voting shares of us, and the business transacted at the special meeting is limited to the purposes stated in the notice.

Advance notice requirements for shareholder proposals and director nominations. Our Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our Bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified Board of Directors. As described above, our Articles of Incorporation provide for the division of our Board into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms beginning on the expiration of the initial term for each class. Accordingly, approximately one-third of our Board will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board from removing a majority of our Board for two years.

Business Combinations with Interested Shareholders. Our Articles of Incorporation also prohibit any Interested Shareholder from engaging in a Business Combination (as defined in our Articles of Incorporation) with us within three years after the owner acquired such ownership, except where:

•	prior to such time, our Board of Directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;

•
upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least eighty-five percent (85%) of the outstanding Common Shares of the Company at the time the transaction commenced, excluding for purposes of determining the number of Common Shares outstanding those shares or equity interests owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares or equity interests held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the Business Combination is approved by our Board and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of the Voting Power of the outstanding Voting Shares of the Company that are not owned by the Interested Shareholder; or

•	the stockholder was or became an Interested Stockholder prior to the consummation of the initial public offering of the Company’s Common Shares under the Securities Act.

The foregoing restrictions shall not apply if:

•
A shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares or equity interests so that the shareholder ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

•
the Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of our Board; and (iii) is approved or not opposed by a majority of the members of our Board then in office (but not less than one) who were directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

■	a merger or consolidation of the Company (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of the Company is required);

■
a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly-owned subsidiary or to the Company) having an aggregate market value equal to fifty percent (50%) or more of either the aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding Common Shares of the Company; or

■	a proposed tender or exchange offer for fifty percent (50%) or more of the outstanding Common Shares of the Company.

For purposes of the foregoing section, “Anti-takeover Provisions of our Charter Documents”:

•
“Interested Shareholder” means any person (other than the Company and any direct or indirect majority-owned subsidiary of the Company) that (i) is the owner of 15% or more of the outstanding Common Shares of the Company, or (ii) is an affiliate or associate of the Company and was the owner of fifteen percent (15%) or more of the outstanding Common Shares of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; and the affiliates and associates of such person; provided, however, that the term “Interested Shareholder” shall not include any person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of action taken solely by the Company; provided that such person shall be an Interested Shareholder if thereafter such person acquires additional Common Shares of the Company, except as a result of further Company action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Shareholder, the Common Shares of the Company deemed to be outstanding shall include Common Shares deemed to be owned by the person, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise. Notwithstanding the foregoing, none of Ismini Panagiotidi or her affiliates and associates shall be considered an Interested Shareholder;

•
“Voting Power” means, with respect to a class or series of capital stock or classes of capital stock, as the context may require, the aggregate number of votes that the holder(s) of such class or series of capital stock or classes of capital stock, or any relevant portion thereof, entitled to vote at a meeting of shareholders, as the context may require, have; and

•
“Voting Shares” means, with respect to any corporation, shares of any class or series of capital stock entitled to vote in connection with the election of directors and/or all other matters submitted to a vote and, with respect to any entity that is not a corporation, any equity interest entitled to vote in connection with the election of the directors or other governing body of such entity and/or all other matters submitted to a vote.

Marshall Islands Company Considerations

The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be applied and construed to make the BCA uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions (and adopts their case law to the extent they do not conflict with the BCA), there have been few court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. Furthermore, the Marshall Islands lacks a bankruptcy statute, and in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving the Company, the bankruptcy laws of the United States or of another country having jurisdiction over the Company would apply. The following table provides a comparison between certain statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings

Held at a place as designated in the bylaws. An annual meeting of shareholders shall be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws.
May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail or by electronic transmission not less than 15 nor more than 60 days before the date of the meeting. If sent by electronic transmission, notice given shall be deemed given when directed to a number or electronic mail address at which the shareholder has consented to receive notice.
Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Unless otherwise provided in the articles of incorporation, any action required by the BCA to be taken at a meeting of shareholders or any action which may be taken at a meeting of the shareholders may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all the shareholders entitled to vote with respect to the subject matter thereof, or if the articles of incorporation so provide, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Marshall Islands	Delaware

Any shareholder entitled to vote may authorize another person to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation or the bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Removal:	Removal:

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

Any or all of the directors may be removed for cause by vote of the shareholders. The articles of incorporation or the specific provisions of a bylaw may provide for such removal by action of the board.

Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Directors

Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.
Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment to the certificate of incorporation.

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

If the board of directors is authorized by the bylaws to change the number of directors, it can only do so by a majority of the entire board of directors. No decrease in the number shortens the term of any incumbent director.

Marshall Islands		Delaware

Dissenter’s Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale or exchange of all or substantially all of the property and assets not made in the usual and regular course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation or any sale or exchange of all or substantially all property and assets not made in the usual course of business, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed shares are the offered consideration or if such shares are held of record by more than 2,000 holders.

A holder of any adversely affected shares who does not vote in favor of or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•	alters or abolishes any preferential right of any outstanding shares having preference; or

•	creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares; or

•	alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

•	excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Marshall Islands	Delaware

Shareholders’ Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time the action is brought and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort. Such action in the Marshall Islands shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of the Marshall Islands.

Reasonable expenses including attorneys’ fees may be awarded by a Marshall Islands court if the action is successful.

In any action in the Marshall Islands, a corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the stock has a value of $50,000 or less.